Exhibit 99.1

November 18, 2019

To whom it may concern:

Company name	SoftBank Corp.
Name of Representative	Representative Director, President & CEO	Ken Miyauchi
(Securities Code: 9434, Tokyo Stock Exchange First Section)
Inquiries	Executive Officer, General Manager of Finance & Accounting Division	Takashi Naito
(TEL. 03-6889-2000)

Company name	NAVER Corporation
Name of Representative	CEO	Han Seong Sook
Inquiries	IR Leader	Kim Min
(E-Mail: dl_IR@navercorp.com)

Notice Concerning the Entry into a Memorandum of Understanding Regarding the Business Integration of Z Holdings Corporation (Securities Code: 4689) and LINE Corporation (Securities Code: 3938), and the Submission of a Letter of Intent in Relation to a Joint Tender Offer for the Shares of LINE Corporation

SoftBank Corp. (hereinafter “SoftBank”), NAVER Corporation (hereinafter “NAVER”, and SoftBank and NAVER are collectively referred to as the “Proposing Parties”), Z Holdings Corporation (Securities Code: 4689, listed on the first section of the Tokyo Stock Exchange, Inc. (hereinafter, the “TSE”)), a consolidated subsidiary of SoftBank (hereinafter “ZHD”), and LINE Corporation (Securities Code: 3938, listed on the first section of the TSE), a consolidated subsidiary of NAVER (hereinafter “LINE”), have reached agreement regarding the business integration on an equal basis of ZHD and its subsidiaries (hereinafter, the “ZHD Group”) and LINE and its subsidiaries (hereinafter, the “LINE Group”) (hereinafter, the “Business Integration”), and in accordance with the resolutions of the respective boards of directors of each of the four companies, including the resolution of the board of directors of SoftBank held on November 17, 2019 so authorizing its Representative Director, President and CEO, Ken Miyauchi, the resolution of the board of directors of NAVER held on November 17, 2019 so authorizing its CEO, Han Seong Sook, and the resolution of the board of directors of each of ZHD and LINE held today, have entered into a non-binding memorandum of understanding (hereinafter, the “Integration MOU”) regarding a series of transactions relating to the Business Integration.

Going forward, SoftBank, NAVER, ZHD and LINE, in order to realize the Business Integration, will continue with discussions and deliberations regarding the various terms and conditions of the Business Integration and tentatively targeting December 2019 for entry into definitive, binding agreements in connection thereto (hereinafter, “Definitive Agreements”). The content of such Definitive Agreements are expected to be disclosed if and when they are executed.

As one step in the series of transactions to realize the Business Transaction, the Proposing Parties have entered into a non-binding memorandum of understanding, dated November 18, 2019 (hereinafter, the “Tender Offer MOU”), and submitted a non-binding letter of intent (hereinafter, the “LOI”), to the board of directors of LINE with a proposal to take LINE private by launching a joint tender offer to acquire: all of the outstanding (i) shares of common stock (including American Depositary Shares, each representing one share of common stock) (hereinafter, the “Common Shares”), (ii) share options (hereinafter, the “Share Options”), (iii) and convertible bonds (hereinafter, the “Convertible Bonds”), of LINE (the foregoing, collectively, the “Shares”), other than those owned by NAVER or by LINE as treasury shares (such Shares that are not already owned by NAVER or by LINE as treasury shares, the “Target Shares”) (such proposed joint tender offer, which shall consist of a tender offer in Japan to be conducted in accordance with the Financial Instruments and Exchange Act (Act No. 25 of April 13, 1948) (as amended from time to time, the “Financial Instruments Exchange Act”) and in the United States to be conducted in accordance with the U.S. Securities Exchange Act of 1934, as amended (as amended from time to time, the “Exchange Act”), the “Joint Tender Offer”) and certain other post-tender offer transactions.

The Integration MOU, the Tender Offer MOU and the LOI are expected to be disclosed in the United States in connection with NAVER’s filing of an amendment to Schedule 13D with the U.S. Securities and Exchange Commission (hereinafter, the “U.S. SEC”) pursuant to the Exchange Act.

ZHD, the publicly listed integrated company following the Business Integration (hereinafter, the “Combined Company”), is expected to be a consolidated subsidiary of SoftBank. The Business Integration is conditioned on the receipt of required competition law and foreign exchange law approvals and other clearances and permits required by applicable law and regulation.

1.	Purpose and Significance of the Business Integration

(1)	Background

Social and industrial conditions surrounding us are changing drastically and daily on a global basis. Particularly in the Internet market, overseas companies, especially those based in the United States and China, are overwhelmingly dominant, and even when comparing the size of operations, there is currently a big difference between such overseas companies and those in Japan and other Asian countries, other than China.

Furthermore, in Japan, which is working to increase the declining productivity that comes along with a shrinking workforce and to respond rapidly to natural disasters, the use of artificial intelligence (hereinafter, “AI”) and technology in these fields has great potential.

In these circumstances, under SoftBank’s “Beyond Carrier” strategy, through collaboration between SoftBank group companies and leading companies that they invest in, SoftBank goes beyond being a telecommunications carrier and aims to develop new businesses that use the world’s most advanced technologies, including AI and the Internet of Things (hereinafter, “IoT”). At the same time, NAVER, as the biggest search portal engine in the Republic of Korea, aims to go beyond being a search portal engine by transforming into a technology platform with the world’s most advanced technologies. The Business Integration aims to bring together the business resources of the ZHD Group and the LINE Group, which have overwhelming user bases and abundant assets in Japan, to provide a convenient experience to users in Japan and bring Japanese society and industry up-to-date through strengthening existing business areas and investing in expansion into new business areas. Through further expanding this innovative model globally, SoftBank aims to be a leading company that is a driving force across Japan, Asia and worldwide. The Business Integration envisions business cooperation between SoftBank, NAVER, ZHD and LINE in a variety of areas and industries, including among others, AI, internet searches, telecommunications, advertisement, payment settlement, communication, etc., and is positioned to be instrumental in increasing the corporate value of SoftBank and NAVER: in the case of SoftBank, by generating further growth at ZHD, a crucial component to SoftBank’s “Beyond Carrier” strategy, and creating new business opportunities in the 5G era, and in the case of NAVER, by supporting its efforts to establish itself as a leading AI technology-based IT company and accelerating the growth of its Fintech services using the most advanced technologies.

In addition, the Business Integration was developed through consultations and discussions since mid-June of 2019 between SoftBank and ZHD, on the one hand, and NAVER and LINE, on the other hand, that considered the potential for a variety of alliances, including a business integration. From the beginning of August of the same year, the four companies started discussing and examining a wide range of options regarding the feasibility and method for implementing the Business Integration, taking into account limitations imposed by various domestic and foreign laws and regulations. As a result, a fundamental common understanding was formed among the four companies centering on consideration of the method set forth in Section 2(1) below (including with regards to plans of SoftBank and NAVER to take LINE private). Today, SoftBank and NAVER submitted to LINE the LOI in relation to the Joint Tender Offer for the transactions to realize the Business Integration.

(2)	Basic Policy of the Business Integration

The Business Integration will be conducted on an equal basis by ZHD and LINE with the aim of forming a business group that can overcome fierce domestic and global competition through the ZHD Group and the LINE Group bringing together their business resources and through the Combined Company group following the Business Integration pursuing synergies in respective business areas as well as implementing business investment targeting growth in the areas of AI, commerce, Fintech, advertising and O2O and other new business areas.

(3)	Vision and Management Philosophy for the Combined Company

Through the Business Integration, the ZHD Group and the LINE Group will combine their business resources, and by crossing the ZHD Group slogan of “Make our users’ lives convenient to a surprising (!) extent” and the “wow” value standard of the LINE Group, will create and offer a more abundant and convenient lifestyle for users by providing AI and Internet technology.

First, by bringing Japanese society and industry up-to-date by providing the best user experience in Japan, and expanding from there to Asia and then beyond globally, the aim is to become the “AI tech leader of the world from Japan/Asia”.

2.	Summary of the Business Integration

(1)	Method of Business Integration

In the Integration MOU, SoftBank, NAVER, ZHD and LINE agreed broadly on the following method of Business Integration:

①

SoftBank and NAVER or its wholly owned subsidiary (a Japanese entity) (NAVER and such wholly owned subsidiary, the “NAVER Offerors”), implement the Joint Tender Offer for the purpose of taking LINE private.

②

In the event that, following the completion of the Joint Tender Offer, a portion of the Target Shares have not been tendered and acquired, SoftBank and the NAVER Offerors will implement squeeze-out procedures (with the intended result that post-squeeze out, SoftBank and the NAVER Offerors shall be the only shareholders of LINE) using a reverse share split or other methods permitted by law to take LINE private (hereinafter, the “Squeeze-out”), and deliver consideration for the Squeeze-out in the same amount as the tender offer price to LINE shareholders in the Joint Tender Offer.

③	SoftBank (see Note below) will transfer all ZHD shares held by it to LINE through organizational restructuring or other methods permitted by law (hereinafter, the “Transfer Transaction”).

④

In parallel with the Transfer Transaction, SoftBank and the NAVER Offerors will undertake a shareholding adjustment transaction in order to make the ratio of voting rights in LINE held by SoftBank and NAVER 50:50, which transaction shall take the form of a partial transfer of LINE shares from either of SoftBank or the NAVER Offerors to the other (hereinafter, the “JV Conversion Transaction”). Through the JV Conversion Transaction, LINE will become a consolidated subsidiary of SoftBank.

⑤

In parallel with the JV Conversion Transaction LINE will contribute all of its business (except for the shares in ZHD and the status, rights and obligations in connection with the contracts entered into by LINE with respect to the Business Integration and any other rights and obligations specified in the absorption-type demerger agreement) to a newly formed wholly owned subsidiary (hereinafter, the “LINE Successor”) in an absorption-type demerger (hereinafter, the “Corporate Demerger”).

⑥

After the Corporate Demerger becomes effective a share exchange will be conducted with ZHD shares as consideration whereby ZHD becomes the wholly owning parent company and the LINE Successor becomes the wholly owned subsidiary company (hereinafter, the “Share Exchange”).

Going forward, SoftBank, NAVER, ZHD and LINE are aiming to enter into Definitive Agreements setting forth the method of the Business Integration, etc., in December 2019. The Business Integration is subject to receipt of required competition law and foreign exchange law and other clearances and permits required by law and regulation in each country as well as the satisfaction of the other conditions specified in the Definitive Agreements. In addition, the specified order and method of each of the aforementioned procedures may change in the future (but within the scope of the purpose of the Business Integration) based on the discussions between the four parties.

(Note) As disclosed in today’s announcement by SoftBank titled “Announcement of Transfer of Shares of Z Holdings Corporation through Secondary Distribution to Shiodome Z Holdings Co., Ltd.”, in connection with the Business Integration, SoftBank is scheduled to transfer its shares in ZHD to its wholly owned consolidated subsidiary Shiodome Z Holdings, with an execution date scheduled for December 18, 2019.

(Figure 1) Structure Following the Completion of the Business Integration

(2)	Business Integration Schedule

Signing of the Integration MOU (Signed Today)	November 18, 2019
Signing of the Definitive Agreements (Planned)	December 2019
Signing of the Absorption-Type Demerger Agreement for the Corporate Demerger (Planned)	January 2020
Signing of the Share Exchange Agreement for the Share Exchange (Planned)	January 2020
Shareholder Meeting for the Approval of the Share Exchange Agreement for the Share Exchange (Planned) (Note 1)	March 2020
Shareholder Meeting for the Approval of the Absorption-Type Demerger Agreement for the Corporate Demerger (Planned) (Notes 1 and 2)	September 2020
Effective Date of the Corporate Demerger (Planned)	October 2020
Effective Date of the Share Exchange (Planned)	October 2020

(Note 1)

The “Shareholder Meeting for the Approval of the Share Exchange Agreement for the Share Exchange (Planned)” means a shareholder meeting to be held by ZHD and the “Shareholder Meeting for the Approval of the Absorption-Type Demerger Agreement for the Corporate Demerger (Planned)” means a shareholder meeting to be held by LINE.

(Note 2)

LINE’s shareholder meeting for approving the Absorption-Type Demerger Agreement for the Corporate Demerger will be held after the completion of the Squeeze-out when SoftBank and the NAVER Offerors are the only shareholders of LINE.

(3)	Regarding the Corporate Demerger

①	The Method of Corporate Demerger

Absorption-Type Demerger with the demerger of LINE into the LINE Successor. The conditions under which the Corporate Demerger are effective are as described in clause (1) above.

②	Other Matters related to the Corporate Demerger

The details of the Corporate Demerger will be determined in discussions to take place after entry into the Integration MOU and prior to the entry into the Absorption-Type Demerger Agreement for the Corporate Demerger.

(4)	Regarding the Share Exchange

①	Method of the Share Exchange

The Share Exchange will result in ZHD becoming the wholly owning parent company and the LINE Successor becoming the wholly owned subsidiary company.

②	The Allotment for the Share Exchange

a)	The Exchange Ratio (allotted ratio of ZHD Shares to be exchanged for one share of LINE Successor)

	ZHD (share exchange wholly owning parent company)	LINE Successor (share exchange wholly owned subsidiary company)
Exchange Ratio	1	11.75

(Note 1)    The allotted ratio is calculated on the assumption that the total number of issued and outstanding shares (excluding treasury shares) of the LINE Successor immediately before the effective time of the Share Exchange will be the same as the total number of issued and outstanding shares of LINE (excluding treasury shares) as of September 30, 2019, which is 240,960,343 shares.

(Note 2)    Based on the Exchange Ratio, the number of ZHD shares to be delivered through the Share Exchange will be 2,831,284,030 shares. In addition, 11.75 shares of ZHD for each share of the LINE Successor will be allocated and delivered to LINE, the wholly owned parent company of the LINE Successor.

(Note 3)    If LINE is allocated a fraction of a share of ZHD in connection with the Share Exchange, in accordance with Article 234 of the Companies Act and other relevant laws and regulations, the amount corresponding to the fractional part will be paid to LINE in cash.

③	The Treatment of Share Options and Convertible Bonds in Connection with the Share Exchange

The LINE Successor does not plan to issue any share options or convertible bonds prior to the time when the Share Exchange becomes effective.

For the basis of the share exchange ratio for the Share Exchange, please refer to the press release titled “Announcement Regarding Capital Alliance MOU on Business Integration” announced today by ZHD and LINE.

3.	Summary of the LOI regarding the Joint Tender Offer

(1)	Background to the Submission of the LOI

The Proposing Parties submitted the LOI to the board of directors of LINE today in light of the Parties’ intention to effect the Joint Tender Offer and the Squeeze-out in order to acquire all of the Target Shares as a part of the Business Integration.

(2)	Determination of the Proposed Prices for the Joint Tender Offer

(a)	Common Shares

In order to determine the proposed prices for the Joint Tender Offer, the Proposing Parties performed a comprehensive and multi-faceted analysis of the businesses and operations and financial circumstances of LINE based on the financial and other information publicly disclosed by LINE and the results of the Proposing Parties’ due diligence on the LINE Group and the financial and other information provided by LINE. Taking into account the fact that the Common Shares are traded on a financial instruments exchange and in order to exclude any potential impact on trading prices due to speculation in the media regarding the Business Integration, the Proposing Parties reviewed the closing price of the Common Shares on TSE on November 13, 2019 (which is the last date the Proposing Parties believe to be unaffected by speculation in the media) (JPY4,585) and the simple arithmetic average closing prices of the Common Shares on TSE for the one-month, three-month and six-month periods up to and including November 13, 2019 (JPY4,085, JPY3,934 and JPY3,570, respectively, in each case (and also for the purpose of calculating the averages) rounded to the nearest whole number). The Proposing Parties, taking a holistic approach, also reviewed and considered such factors (among other factors) as the premiums applied to the offer prices in other tender offer to take private transactions, like the Joint Tender Offer, that have occurred over the last 10 years, whether LINE would support and recommend the Joint Tender Offer, and the likelihood that the Joint Tender Offer would be successful, and determined today to propose a price of JPY5,200 per Common Share (hereinafter, the “Proposed Tender Offer Price”). However, as described in Clause (3) below, the Proposing Parties expect to engage in discussions with LINE with respect to the Proposed Tender Offer Price going forward.

The Proposed Tender Offer Price represents a 13.41% premium on the closing price of the Common Shares on TSE on November 13, 2019 (which is the last date the Proposing Parties believe to be unaffected by speculation in the media) (JPY4,585), a 27.29% premium on the simple arithmetic average closing price for the one-month period up to and including November 13, 2019 (JPY4,085), a 32.18% premium on the simple arithmetic average closing price for the three-month period up to and including November 13, 2019 (JPY3,934), and a 45.66% premium on the simple arithmetic average closing price for the six-month period up to and including November 13, 2019 (JPY3,570). Furthermore, the Proposed Tender Offer Price represents a 3.17% premium on the closing price of the Common Shares on TSE on November 15, 2019, the last trading day immediately prior to the date of the submission of the LOI (JPY5,040). All premium rates and related calculations are rounded to the nearest hundredth.

(b)	Share Options

In light of the fact that the Share Options were issued under incentive plans for directors and employees of LINE and the fact that the Proposing Parties would be unable to exercise such Share Options even after the Proposing Parties acquired such Share Options, the Proposing Parties have proposed a price of JPY1 per Share Option.

(c)	Convertible Bonds

(i)	Euroyen Convertible Bonds due 2023

The Proposing Parties have proposed to acquire the outstanding Euroyen convertible bonds with a face value of JPY10,000,000 due 2023 at a price of JPY6,962,800, which is calculated by multiplying 1,339 common shares (the quotient of the face value of JPY10,000,000 divided by the effective conversion price of JPY7,467, rounded down to the nearest whole number) with the Proposed Tender Offer Price of JPY5,200. This price of JPY6,962,800 represents a 30.37% discount on the face value of such Euroyen convertible bonds.

(ii)	Euroyen Convertible Bonds due 2025

The Proposing Parties have proposed to acquire the outstanding Euroyen convertible bonds with a face value of JPY10,000,000 due 2025 at a price of JPY6,916,000, which is calculated by multiplying 1,330 common shares (the quotient of the face value of JPY10,000,000 divided by the effective conversion price of JPY7,518, rounded down to the nearest whole number) with the Proposed Tender Offer Price of JPY5,200. This price of JPY6,916,000 represents a 30.84% discount on the face value of such Euroyen convertible bonds.

(3)	Further Discussions

Going forward, the Proposing Parties expect to engage in discussions with LINE with regards to the Proposed Tender Offer Price and intend to enter into Definitive Agreements after obtaining indications that the board of directors of LINE will support the Joint Tender Offer and issue a solicitation and recommendation to the shareholders of LINE and after the Proposing Parties, LINE and ZHD reach agreement on the other terms and conditions.

(4)	Other Conditions

The Proposing Parties expect to launch the Joint Tender Offer for all of the Target Shares without specifying a maximum share tender condition and that the tendered shares will be divided equally between the Proposing Parties. The timing for the commencement of the Joint Tender Offer is undecided at this time, and such commencement will be conditioned on the entry into Definitive Agreements and on the satisfaction or waiver of all conditions to the commencement of the Joint Tender Offer to be set forth in such Definitive Agreements.

The conditions to be set forth in the Definitive Agreements are expected to include, among other things: (a) the board of directors of LINE having, by unanimous resolution of its disinterested directors, expressed an opinion supporting the Joint Tender Offer and recommending the Joint Tender Offer to its shareholders and such opinion not having been altered or withdrawn; (b) the Business Integration as well as all related matters having been approved by the shareholders meeting of ZHD; (c) the implementation of the Business Integration and the series of transactions related thereto not being deemed to constitute, and not reasonably being expected to constitute, a breach of applicable laws or regulations; and (d) all necessary consents and approvals required to implement the Business Integration and the series of transactions related thereto having been obtained (including passage of waiting periods and/or judgment periods prescribed by competition laws or similar laws in Japan and any other relevant country).

The other conditions to the Joint Tender Offer are to be determined.

4.	Corporate Profile of LINE

①	Name	LINE Corporation
②	Address	JR Shinjuku Miraina Tower, 23rd Floor, 4-1-6 Shinjuku Shinjuku-ku, Tokyo, 160-0022, Japan
③	Name and Title of Representative	Mr. Takeshi Idezawa Representative Director and President
④	Scope of Business

Advertising service based on the mobile messenger application “LINE,” core businesses including the sales of stamp and game service, and strategic businesses including Fintech, AI and commerce service.

⑤	Share Capital	JPY96,535 million (as of September 30, 2019)
⑥	Year of Incorporation	September 4, 2000
⑦	Equity attributable to the shareholders of the Company	JPY164,844 million (as of September 30, 2019)

⑧	Total Assets	JPY530,442 million (as of September 30, 2019)
⑨	Principal Shareholders and Shareholdings (as of June 30, 2019)	NAVER		72.64%
		MOXLEY & CO LLC		3.64%
		JAPAN TRUSTEE SERVICES BANK, LTD.		2.11%
⑩	Relationships with the Other Parties at this Time
	Shareholding Relationships

Not applicable with respect to SoftBank.

NAVER is the parent company of LINE and holds 174,992,000 Common Shares (which represents 72.64% of the 240,883,642 Common Shares issued and outstanding as of June 30, 2019) and a portion of the Convertible Bonds.

	Human Relationships	Not applicable with respect to SoftBank. Mr. Hae Jin Lee, an executive officer of NAVER, also serves as the chairman of the board of directors of LINE.
	Business Relationships

There are existing business relationships between SoftBank and LINE with respect to communication services, etc.

There are existing business relationships between NAVER and LINE with respect to advertising services, etc.

	Current Status of Related Parties	SoftBank is not a related party to LINE. NAVER is the parent company of LINE.
⑪	Results of Operation and Financial Position for the Last Three Years (on a consolidated basis and in millions of JPY, unless otherwise specified)
For the year ended December 31,		2016	2017	2018
Revenues		140,704	167,147	207,182
Profit from operating activities		19,897	25,078	16,110
Profit (loss) before tax from continuing operations		17,990	18,145	3,354
Profit (loss) attributable to the shareholders of LINE		6,763	8,078	(3,718)
Earnings per share: basic profit (loss) for the period attributable to the shareholders of LINE		JPY34.84	JPY36.56	JPY(15.62)

5.	Advisors

SoftBank retained Mizuho Securities Co., Ltd. to act as its financial advisor, and NAVER retained Deutsche Bank to act as its financial advisor. SoftBank’s legal advisors are Nagashima Ohno & Tsunematsu and Simpson Thacher & Bartlett LLP, and NAVER’s legal advisors are Nishimura & Asahi, Kim & Chang and Cleary Gottlieb Steen & Hamilton LLP.

6.	Other Matters

Any impact on the results of our business and operations due to the Joint Tender Offer and the Business Integration will be disclosed if and when they become known.

End

This press release contains “forward-looking statements” as defined in Article 27A of the U.S. Securities Act of 1933 (as amended) and Article 21E of the Exchange Act. Actual results might be materially different from the express or implied predictions, including the “forward-looking statements” contained herein due to known or unknown risks, uncertainties or any other factors. Neither the SoftBank, the NAVER Offerors (hereinafter, together with SoftBank, the “Tender Offerors”), LINE (hereinafter, the “Target Company”) nor their respective affiliates assures that such express or implied predictions, including the “forward-looking statements” contained herein, will be achieved. The “forward-looking statements” contained in this press release have been prepared based on the information possessed by the Tender Offerors and the Target Company as of the date hereof, and unless otherwise required under applicable laws and regulations, neither the Tender Offerors, the Target Company nor any of their affiliates assumes any obligation to update or revise such statements to reflect any future events or circumstances.

The respective financial advisors of the Tender Offerors or the Target Company as well as the tender offer agent(s) (including their affiliates) may, in the ordinary course of their business, engage in the purchase of the common shares or other securities of the Target Company, or act in preparation for such purchase, for their own account or for their customers’ account before or during the purchase period for the Joint Tender Offer in accordance with the requirements of Rule 14e-5(b) under the Exchange Act and to the extent permitted under Japanese financial instruments and exchange regulations and other applicable laws and ordinances. If any information concerning such purchase is disclosed in Japan, the relevant financial adviser or tender offer agent who conducted such purchase will disclose such information on its English website (or by any other means of public disclosure).

The Joint Tender Offer described in this press release has not yet commenced. This press release is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any common stock (including any American Depositary Share representing any common stock) or other securities of LINE. If and at the time a tender offer is commenced, the Tender Offerors (and/or its affiliates, if applicable) intend to file with the U.S. SEC a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and the Target Company will file with the U.S. SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. The Tender Offerors intend to mail these documents to the Target Company shareholders. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THOSE DOCUMENTS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE TENDER OFFER AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER. Those documents, and other documents filed by the Tender Offerors and the Target Company may be obtained without charge after they have been filed at the U.S. SEC’s website at www.sec.gov. The offer to purchase and related materials may also be obtained (when available) for free by contacting the information agent for the tender offer.